

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 2, 2008

Via U.S. Mail and Facsimile

George C. Barry
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2008**
> **File No. 1-01204**

Dear Mr. Barry:

We have reviewed your response letter dated May 21, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary proxy statement filed March 7, 2008

Compensation Discussion and Analysis, page 10

1.   We note your response to prior comment 1. In future filings, please disclose how difficult the undisclosed target is to achieve. See Instruction 4 to Item 402(b)(1) of Regulation S-K.

2.   We note your response to prior comment 2. While you indicate that you do not
        believe the disclosure of the approximately 30 targets for business metrics is
        material to an understanding of the compensation awarded, you disclose that
        collectively, attainment of these business metrics targets constitutes 1/3rd of the
        cash bonus consideration. We refer you also to page 14 in which you identify the
        relatively more material or "key" business metrics considered for each officer. It
        would appear that disclosure of the targets associated with such key metrics
        would be material to a shareholder's understanding of compensation awarded.
        Accordingly, please disclose the targets associated with the key metrics
        referenced on page 14 and any other material metric that may have been
        considered for a named executive officer. If you disagree, please provide the
        supplemental analysis we requested in prior comment 2. We may have further
        comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Engineering Comments

Reserve Report

3.   According to the reserve report you have applied an end of year 2007 oil price of
        approximately $92 per barrel to your entire U.S. liquid reserves. However, in
        your 10-K report, you indicate you produced 31,000 barrels of crude oil per day
        and 10,000 barrels of NGLs per day from the U.S. in 2008. Based on a ratio of
        75% crude oil and 25% NGL production, it would appear that the average year
        end price in the reserve report for the U.S. may be too high. Please explain the
        use of this oil price for all of your liquid U.S. reserves.

4.   You report that 25% of your U.S. liquid production is NGLs on pages 2 and 3 of
        your 10-K. Therefore, it appears it is appropriate to disclose the average price
        you receive for NGLs in the table of Average Selling Prices and Average
        Production Costs on page 6 of your 10-K. Please revise your document.

5.   Please explain to us why you ran the U.S. reserves case with a natural gas price of
        only $1 per Mcf.

6.   We note that in all the foreign geographic regions there is a material increase in
        the price of oil over time. Please provide a reason for this, why you believe this is
        in agreement with the SEC definition of proved reserves and how these future
        prices were determined. In addition, please provide us with the estimated increase
        in SMOG per geographic area and the increase in proved reserves per geographic
        area as a result of using oil prices above the current price of oil as of December
        31, 2008.

7.   For large capital intensive undeveloped projects, such as in the deepwater, which may contain both technically proved and unproved reserves, but where the proved reserves are not economic on a stand-alone basis to cover the entire capital investment needed to develop them, tell us if you book those reserves as proved undeveloped prior to the development of the reserves.

8.   You are forecasting that you will increase net gas production from Africa in 2008 by almost five times over previous rates. Please tell us the market that you will be providing this gas to and explain to us why the net proved undeveloped gas reserves are almost three times greater than the gross gas reserves. Please also tell us how much net gas has been produced and sold to date in 2008. Also please tell us why there are development costs that will not be incurred until 2025.

9.   Please tell us why you have significant development costs beyond the year 2012 in the geographic regions of Asia, Europe and Africa.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

George C. Barry
Hess Corporation
July 2, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions on the engineering comments, please contact James Murphy at (202) 551-3703. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
     M. Duru
     G. Barry (212-536-8241)